

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Laura J. Schumacher, Esq.
Executive Vice President and General Counsel
AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064

> **Re: AbbVie Inc.**
> **Registration Statement on Form S-1**
> **Filed December 10, 2012**
> **File No. 333-185377**

Dear Ms. Schumacher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures, page II-4

1. We note that your registration statement has been signed by Messrs. Chase and Hurwich acting as your Principal Financial Officer and your Principal Accounting Officer, respectively. Your disclosure states that these individuals either "will be named" or "[are] expected to be named" to their positions. Please confirm that these executive officers were serving in their respective positions as of the date of your registration statement.

2. We further note that your registration statement has been signed by only two directors, neither of whom has been designated to serve on your board of directors after the separation from Abbott Laboratories. Please confirm that the signatories presently constitute a majority of your current board of directors, pursuant to the Instructions to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: David K. Lam
        Karessa L. Cain
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019-6150